Exhibit 99.1

Mobilicom Secures New Design Win for AI-Enabled Autonomous Weapon Systems

Israeli Defense Technology Company Selected Mobilicom’s OS3 Cybersecurity Software, ICE Electronic Warfare Resistance, SkyHopper Datalink, and Ground Control Stations

Palo Alto, California, July 30, 2026 (GLOBE NEWSWIRE) — Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom” or the “Company”), a provider of cybersecurity and robust communications solutions for drones and robotics, today announced a new design win with an Israeli defense technology company developing AI-enabled autonomous weapon systems for drones and unmanned ground vehicles (UGV).

The customer selected Mobilicom’s integrated software and hardware offering and placed an initial order that has been fully delivered. The solution includes licenses for Mobilicom’s OS3 cybersecurity and ICE electronic warfare resistance software, SkyHopper secure datalinks, and 10-inch Mobile Ground Control Stations.

The selection expands Mobilicom’s presence in AI-enabled autonomous defense systems and demonstrates Mobilicom’s ability to deliver integrated, end-to-end solutions across secure hardware, electronic warfare resistance, and cybersecurity software.

“Autonomous systems face increasingly severe cyber and electronic threats every day, making security and communications resilience mission-critical,” said Oren Elkayam, Founder and CEO of Mobilicom. “This design win validates our strategy of supplying multiple mission-critical technologies for each platform. By delivering these critical building blocks as a packaged solution, we help autonomous platform manufacturers accelerate their time-to-market while enhancing system performance, security, and mission resilience in hostile environments.”

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses the expected benefits, performance, capabilities and market adoption of its cybersecurity, communications and electronic warfare resistance solutions, the significance of the design win, and the potential for future business opportunities or additional orders from the customer. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Chris Donovan

Mobilicom Ltd

ir@mobilicom.com